

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 4, 2009

Mr. Phil Baker
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

      RE: Lihir Gold Limited
             Form 20-F for the Year Ended December 31, 2007
             Filed May 7, 2008
             Response Letter Dated December 1, 2008
             Response Letter Dated February 10, 2009
             File No. 0-26860

Dear Mr. Baker:

      We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 10, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Year Ended December 31, 2007

Note 1 Statement of Significant Accounting Policies, page F-5

(iv) Development Properties, page F-5

1.   We note your response to comment two of our letter dated December 31, 2007 which specifies that the IASB Framework requires recognition of an asset when it is probable that the future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably. Please address each of the following, in detail:

- clarify how you have defined the term probable
- within the context of such definition tell us how you were able to conclude at the time of the acquisition of the Ballarat property and prior to any subsequent

work performed on the property that it was probable that future economic benefits would flow to you.

2.   We note that certain information that you used to determine technical feasibility and commercial viability became know to you subsequent to your acquisition. Please provide us with a time line from the date of acquisition to the present that identifies the information know about the property, the work performed, your assessment of probable and how the additional information learned subsequent to the date of acquisition was considered in your determination of probable. Please also explain how these further studies and activities enhance your confidence in eventual economic benefit.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel, at (202) 551-3723. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. With respect to all legal comments, you may contact Douglas Brown at (202) 551-3265, or in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Brown
       J. Cannarella